EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED FEBRUARY 3, 2018

	February 3,	January 28,	January 30,	January 31,	February 1,
	2018	2017	2016	2015	2014
	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
(In millions, except ratio)
Earnings:
Earnings before tax expense	$1,484	$2,914	$3,094	$2,649	$2,282
Fixed charges	1,132	1,037	903	896	797
Capitalized interest	(12)	(13)	(9)	(5)	(5)

Pre-tax earnings before fixed charges	$2,604	$3,938	$3,988	$3,540	$3,074

Fixed charges:
Interest	$613	$535	$491	$493	$448
Portion of rental payments deemed to be interest	519	502	412	403	349

Total fixed charges	$1,132	$1,037	$903	$896	$797

Ratio of earnings to fixed charges	2.3	3.8	4.4	4.0	3.9